John Bessonette Partner T 212.715.9182 F 212.715.8044 jbessonette@kramerlevin.com	1177 Avenue of the Americas New York, NY 10036 T 212.715.9100 F 212.715.8000

January 17, 2020

VIA EDGAR

Jonathan Burr United States Securities and Exchange Commission Division of Corporation Finance Office of Real Estate & Construction 100 F Street, N.E. Washington, D.C. 20549

Re:	Trinity Place Holdings Inc.

Registration Statement on Form S-3

Filed November 26, 2019

File No. 333-235276

Dear Mr. Burr:

Reference is made to the letter dated December 9, 2019 (the “Comment Letter”) addressed to Mr. Steven Kahn, setting forth the comments of the staff of the Securities and Exchange Commission (the “Staff”) regarding the above-referenced Registration Statement on Form S-3 (the “Registration Statement”) by Trinity Place Holdings Inc. (the “Company”) with the Securities and Exchange Commission.

This letter sets forth the responses of the Company to the Staff’s comments. For your convenience, the Staff’s comments contained in the Comment Letter have been restated below in their entirety, with the response to each comment set forth immediately under that comment. The numbered paragraphs in this letter correspond to the numbered paragraphs of the Comment Letter. Please note that the Company has included in Amendment No. 1 to the Registration Statement, which are being filed via EDGAR simultaneously with this letter, the revisions described below, as applicable.

Kramer Levin Naftalis & Frankel LLP	Paris | New York | Silicon Valley

U.S. Securities and Exchange Commission

January 17, 2020

Registration Statement on Form S-3 filed November 26, 2019

General

1.	Based on publicly available information, it appears that the aggregate market value of your voting and non-voting common equity held by non-affiliates during the 60 days prior to the date of filing of the registration statement may not have exceeded $75 million, as required by General Instruction I.B.1 of Form S-3. Please advise us as to the basis for your eligibility to register securities on Form S-3 at this time. To the extent you intend to rely on General Instruction I.B.6 to Form S-3 for limited primary offerings, please disclose on the prospectus cover page the information called for by Instruction 7 to General Instruction I.B.6. Please also confirm to us your understanding of the size limitations for offerings made under General Instruction I.B.6.

The Company advises the Staff that it meets the public float requirements set forth in General Instruction I.B.1 of Form S-3. General Instruction I.B.1 of Form S-3 provides that Form S-3 may be used for primary offerings by registrants when the aggregate market value of the outstanding voting and non-voting common equity held by non-affiliates of the registrant is $75 million or more. The aggregate market value of the registrant’s outstanding voting and non-voting common equity is calculated by multiplying (i) either the price at which the common equity was last sold, or the average of the bid and asked prices of such common equity, in the principal market for such common equity as of a date within 60 days prior to the date of filing, and (ii) the number of shares of voting and non-voting common equity held by non-affiliates. Question 116.06 of the Staff’s Securities Act Forms Compliance and Disclosure Interpretations further provides that it is not necessary to calculate the number of shares held by non-affiliates on the same day on which the stock price is determined. Accordingly, the Company may use a stock price from one date within the 60 days before the filing date and the number of shares held by non-affiliates as of a different date within the 60 days before the filing date in determining whether the aggregate market value of its outstanding common equity held by nonaffiliates is $75 million or more for purposes of General Instruction I.B.1.

During the 60 days prior to November 26, 2019 (the date of filing the Registration Statement), the highest closing stock price of the Company’s common stock was $4.25 per share, which was the price at which the Company’s common stock was last sold on the NYSE American LLC on September 27, 2019.

As of the date of filing the Registration Statement, there were 31,911,804 shares of the Company’s common stock outstanding, of which 23,755,551 shares were held by nonaffiliates and 8,156,253 shares were held by affiliates. Attached as Appendix 1 to this letter is a schedule detailing the number of shares held by affiliates as of November 26, 2019.

Based on a price of $4.25 per share on September 27, 2019 and 23,755,551 shares held by non-affiliates as of November 26, 2019, the Company determined that, on the date it filed the Registration Statement, the aggregate market value of the outstanding voting and non-voting common equity held by non-affiliates, calculated in accordance with General Instruction I.B.1 of Form S-3 and the Staff’s guidance thereupon, was $100,961,092 million. Accordingly, the Company determined that it satisfied the requirements for primary offerings pursuant to General Instruction I.B.1.

U.S. Securities and Exchange Commission

January 17, 2020

The Company has determined that its directors, executive officers and MFP Partners, L.P. (“MFP”) are the only “affiliates” of the Company, as that term is defined in Rule 405 of the Securities Act of 1933, as amended. MFP holds approximately 21% of the Company’s Common Stock, and the Chair of the board of directors of the Company is an employee of MFP.

To the Company’s knowledge, the only other stockholder that beneficially owns more than 10% of the Company’s Common Stock is Third Avenue Management LLC (“TAM”). TAM beneficially owns approximately 17.6% of the Common Stock and has the right to appoint one director to the Company’s board of directors.1 The Company does not consider TAM to be an affiliate of the Company for the following reasons:

•	TAM is not the Company’s largest stockholder;

•	As described in the Company’s reports filed with the SEC, the Company’s charter includes a provision, the purpose of which is to help protect the Company’s net operating losses and other tax attributes, restricting among other things the ability of all holders of 4.75% or more of the Company’s Common Stock from increasing their ownership position without the approval of the Company’s board of directors;

•	Other than its right of board appointment, TAM has no contractual rights to affect the management or policies of the Company, and it has never in fact had any influence over the management or policies of the Company;

•	Since the date of its initial investment in the Company’s Common Stock more than six years ago in October 2013, TAM has always exercised its right of appointment to designate an independent director (currently Chair of the Audit Committee) who is not an employee of or otherwise affiliated with TAM; and

•	The independent and unaffiliated director designated by TAM is one out of six members of the Company’s board of directors.

As the Staff has advised, the determination of affiliate status is based on the relevant facts and circumstances. See e.g. First Nat’l Bank of Abilene, SEC No-Action Letter, 1976 WL 11611 March 11, 1976. Based on the facts considered by the Company, the Company has determined that Third Avenue is not one of its affiliates. However, if, contrary to the Company’s determination, Third Avenue were characterized as an affiliate, the aggregate market value of the Company’s outstanding voting and non-voting common equity held by non-affiliates would be approximately $76,118,284, which is still in excess of $75 million.

[1]	Only two other stockholders own in excess of 5% of the Common Stock. Neither of these stockholders has any contractual or other relationship with the Company.

U.S. Securities and Exchange Commission

January 17, 2020

2.	We note that your forum selection provision identifies the Court of Chancery of the State of Delaware as the exclusive forum for certain litigation, including any “derivative action.” Please disclose whether this provision applies to actions arising under the Securities Act or Exchange Act. In that regard, we note that Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder, and Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. If the provision applies to Securities Act claims, please also revise your prospectus to state that there is uncertainty as to whether a court would enforce such provision and that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder.

The Company’s forum selection provision will not apply to actions arising under the Securities Act or the Exchange Act. In response to the Staff’s comment, the Company has revised its disclosure on page 27 of Amendment No. 1 to the Registration Statement to clarify the intent of the Company’s forum selection provision. The Company will also include similar disclosure in its risk factors in its Annual Report on Form 10-K and in future registration statements, as applicable.

* * *

U.S. Securities and Exchange Commission

January 17, 2020

If you have any questions or comments regarding the responses of the Company to the Staff’s Comment Letter, please do not hesitate to contact me at (212) 715-9182.

Sincerely,

/s/ John Bessonette
John Bessonette

cc:	Steven Kahn

U.S. Securities and Exchange Commission

January 17, 2020

Appendix 1

Affiliate Ownership as of November 26, 2019

Name of Affiliate	Title	Shares Held
Matthew Messinger	President and Chief Executive Officer	1,084,760
Steven Kahn	Chief Financial Officer	45,211
Richard G. Pyontek	Chief Accounting Officer, Treasurer and Secretary	19,169
Jeffrey B. Citrin	Director	91,699
Alan Cohen	Director	26,113
Alexander C. Matina	Director	29,046
Joanna M. Minieri	Director	115,951
Keith Pattiz	Director	35,766
MFP Partners, L.P.	Stockholder	6,708,538
Total		8,156,253